UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer announces sale of six A-29 Super Tucano at Farnborough

The agreement provides for the delivery of six aircraft to the Air Force starting in 2025.

Farnborough Airshow, July 23, 2024 – Embraer announced today during the Farnborough International Airshow, the most important aerospace industry event of the year, the sale of six A-29 Super Tucano aircraft to the Paraguayan Air Force (FAP).

As a multi-mission aircraft, the A-29 provides the Air Forces with versatility for armed reconnaissance, close air support, light attack, and advanced training missions on a single platform, which exponentially increases the institutions' availability and operational flexibility. The operation, with deliveries scheduled from 2025, includes mission equipment and an integrated logistics services agreement.

“We are honored by the Paraguayan Air Force (FAP) decision and very pleased to be able to announce more A-29 Super Tucano sales, which is a leading aircraft in the international market in its segment. We are confident that the A-29 meets the current and future needs of the FAP”, says Fabio Caparica, Commercial Vice President for Latin America at Embraer Defense & Security.

“Defense is a pure public good because it provides society with a service that contributes solely and exclusively to the stability of the nation as an essential element for an integrated development of a country. This has a positive impact not only on issues related to national sovereignty but also on all areas of development. The Paraguayan Air Force (FAP) has the constitutional mission of safeguarding territorial integrity and, within its scope, exercising effective sovereignty over airspace, facing new threats, such as combating drug trafficking and transnational organized crime”, said Air General Júlio Rubén Fullaondo Céspedes, Commander of the Paraguayan Air Force. “To face emerging threats, we are in the process of modernizing our aerial and detection capabilities, and we intend to be up to the technological standards that allow us to correctly apply the measures established in the Law on Surveillance and Protection of Paraguayan Airspace in a to effectively contribute to the preservation of regional and international peace and security”.

The A-29 Super Tucano is the global leader in its category, boasting over 260 orders, surpassing 550,000 flight hours, with 60,000 of those in combat. The number of air forces operating the A-29 Super Tucano steadily expands due to its unmatched combination of features, making it the most cost-effective, accessible, and versatile choice.

For Air Forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility, the A-29 Super Tucano offers a wide range of missions such as close air support, air patrol, special operations, air interdiction, JTAC, forward air controller (FAC), air and tactical coordinator (TAC), Armed ISR, border surveillance, reconnaissance, air escort, basic, operational and advanced training, transition to air superiority fighters, JTAC/LIFT and FAC training.

The A-29 Super Tucano is the most effective multi-mission aircraft in its category, equipped with state-of-the-art technology for precise target identification, weapons systems, and a comprehensive communications suite. Its capability is further enhanced by advanced HMI avionics systems integrated into a robust airframe capable of operating from unpaved runways, in austere environments and without infrastructure. Furthermore, the aircraft has a simple maintenance concept, which offers high levels of reliability, availability, and structural integrity with low life cycle costs.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations